Date    24 October 2000
Number  99/00


BHP LAUNCHES DIAMONDS ON-LINE

The Broken Hill Proprietary Company Limited (BHP) today launched AURIAS TM, the Company's first move into on-line diamond retailing.

AURIAS TM customers will initially be given the choice of 1,300 high-quality polished diamonds from BHP's 51 per cent-owned Ekati TM mine in Canada.

Carat weight will range from 0.25 to 1.50 and all will be laser-inscribed to ensure authenticity. A small number of larger diamonds will also be available on the AURIAS TM website.

BHP Chief Strategic Officer Brad Mills said AURIAS TM is another example of how the Internet is transforming the way BHP does business.

"AURIAS TM marks the first time in BHP's history that the Company has engaged directly with retail diamond consumers," he said.

"AURIAS TM will also provide choice for the individual consumer with a direct 'from the mine to you' offer."

To ensure privacy and security, CommSecure will provide commercial strength encryption on all credit card payments. In addition, AURIAS TM will offer customers a 90-day money back guarantee and a one-year money back upgrade service.

President BHP Diamonds Australia Lindsey Hughson said AURIAS TM would deliver a compelling, personalised consumer experience backed by BHP's solid business reputation.

"We're establishing a new way of doing business, using a new way to connect with our customers and at the same time creating a world-class brand," he said.

"For the customer, AURIAS TM is about realising creative possibilities through buying a diamond and creating their own masterpiece.

"AURIAS TM also provides the peace of mind of dealing with one of Australia's largest companies."

Following the establishment of AURIAS TM in Australia it is expected that the brand will be launched overseas next year.

The Ekati TM mine, which is located in Canada's Northwest Territories, began production two years ago and is now one of the world's largest producers of high-quality gem diamonds. It is also widely regarded as a model of how mining can be conducted with minimal impact on the natural environment.

The AURIAS TM website (http://www.aurias.com) will be live from mid-day Wednesday 25 October 2000. Customers will be able to purchase diamonds via the call-centre (1 800 287 427) from Wednesday 25 October 2000.


Media Relations:

Mandy Frostick
Manager Media Relations
Ph:     61 3 9609 4157
Mob:    61 419 546 245

Michael Buzzard
Senior Media Relations Advisor
Ph:     61 3 9609 3709
Mob:    61 417 914 103

Candy Ramsey
BHP Investor Relations Houston
Phone: (713) 961-8640